UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒        Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated December 30, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (hereinafter the “Company”) hereby announces that today it received a notification from Mr. Ronen Twito, the Company’s Chief Financial Officer and Deputy CEO to the Company’s Board of Directors, of his wish to cease his service as the Company's CFO and Deputy CEO and to pursue other opportunities. Therefore, the Company's Board of Directors has today approved the appointment of Mr. David Kestenbaum as CFO, effective as of January 5, 2014. Mr. Twito will continue working with the new CFO during his notice period of three months.

Josh Levine, XTL’s CEO, stated: “The Company wishes Ronen well in his future endeavors and thanks him for his many years of great service to the Company and its shareholders. The Company also looks forward to working together with David as we move forward executing the Company’s business plan.”

Before joining XTL, during 2013, Mr. Kestenbaum was brought in by the Global CFO of Better Place, an electric vehicle infrastructure development company to help develop an urgent turnaround strategy. Previously, from 2010 to 2012, he served as CFO of Zenith Solar Ltd., a start-up company involved in the development and deployment of innovative solar energy technology. Prior positions include Finance Director of Colbar Lifescience Ltd., a medical device/biotech company and division of Johnson and Johnson (NYSE:JNJ) from 2007 to 2010, CFO of ZAG Industries Ltd., a division of The Stanleyworks (NYSE:SWK) from 2003 to 2007, and CFO and other senior financial positions at affiliates of Unilever NV (NYSE: UN) in the US and Israel. Before entering the industry, he worked in public accounting at PriceWaterhouseCoopers in NY from 1986 to 1990. Mr. Kestenbaum possesses over 25 years of finance and management experience in both publicly-traded and private companies, including consolidated financial statement preparation, fund raising and M&A. Mr. Kestenbaum is a US Certified Public Accountant. He holds a BSc in Accounting from Yeshiva University (NY), and a MBA in Finance and International Business from Columbia University (NY).

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma and schizophrenia.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 30, 2013	By:	/s/ Josh Levin
Josh Levine
Chief Executive Officer

- 5 -